Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Chanticleer Holdings, Inc. and Subsidiaries on Form S-1 Amendment #2 [File No. 333-201481], of our report which includes an explanatory paragraph as to the Company’s ability to continue as a going concern dated March 31, 2014, with respect to our audits of the consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, stockholder’s equity and cash flows of Chanticleer Holdings, Inc. as of December 31, 2013 and 2012 and for the years then ended appearing in the Annual Report on Form 10-K of Chanticleer Holdings, Inc. and Subsidiaries for the years ended December 31, 2013 and 2012. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

February 11, 2015